Mail Stop 6010

August 27, 2007

Cell Kinetics Ltd.
c/o United Corporate Services, Inc.
10 Bank Street
White Plains, New York 10606

> **Re: Cell Kinetics Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 31, 2007**
> **File No. 333-144993**

To Cell Kinetics Ltd.:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   Please clarify in your Prospectus Summary that you currently have no commercially marketable products and that you currently have no revenue.

2.   Please describe in your Prospectus Summary and in the section entitled "The Rights Offering" whether there is any effect on the subscription rights if a shareholder who receives rights to purchase ordinary shares of Cell Kinetics sells any or all of their Medis Technologies Ltd. ordinary shares after the record date.

3.   Expand your disclosure to indicate that substantially all of your assets, most of your officers and directors, and most of your employees are located in Israel.

4.   Please state the name and address of your agent for service of process in the United States.

The Rights Offering, page 5

5.   Discuss the business reasons for engaging in this rights offering and why it is being proposed at this time.

6.   You disclose under "Expiration Date" that you may extend the expiration date of the subscription period to a later date. Please disclose here, and elsewhere in your prospectus where similar disclosure appears, the latest date to which the offering may be extended.

7.   You disclose under "Amendments; Termination" that you may terminate the offering prior to delivery of the securities. Please disclose here, and elsewhere in your prospectus where similar disclosure appears, the approximate length of time that it will take for money to be returned to subscribing shareholders if the offering is terminated.

8.   We note that purchasers of ordinary shares in your rights offering will also receive, at no cost, four-year warrants to purchase ordinary shares at a rate of one warrant for each two shares purchased. Please tell us your intended accounting for these "units" comprised of shares and warrants, separately, upon completion of the rights offering. Specifically, tell us whether the warrants will be required to be presented as liabilities in your financial statements and tell us the authoritative literature that supports your planned presentation for the warrants.

Risk Factors, page 13

9.   Please include a risk factor addressing the material risks associated with the potential for your being classified as a passive foreign investment company.

We may not be able to adequately protect against piracy of intellectual property. . ., page 17

10.   Identify those countries that pose the greatest risk of piracy of your intellectual property and trade secrets.

We presently have members of management. . .located in various countries, which adds complexities to the operation of our business, page 25

11.   Describe in greater detail the complexities caused by your having management and key persons located in both Israel and the United States.

We conduct our operations in Israel…, page 25

12.   Clarify the portion of your assets that are located in Israel. For example, if substantially all of your assets are located in Israel, please make that clear.

If we do not continue to be subject to. . .the periodic reporting and other obligations of the Securities Exchange Act. . ., page 28

13.   You disclose that "if there are fewer than 300 record holders. . .at the end of the fiscal year in which the registration statement in relation to which this prospectus is a part becomes effective, [your] periodic reporting obligations will be suspended." Section 15(d) of the Exchange Act, however, precludes a registrant from suspending its reporting obligations during or at the end of the year in which the registration statement first became effective. Please revise your disclosure accordingly.

It may be difficult to enforce a U.S. judgment…, page 26

14.   Disclose how many of your executive officers and directors are located in the U.S. and how many are in Israel.

We are controlled…, page 29

15.   The last paragraph should be located under a separate caption. Expand the disclosure to describe what steps the registrant will take to establish trading on the OTCBB or Pink Sheets. Update the disclosure prior to effectiveness to clarify where the shares will trade.

Special Note Regarding Forward-Looking Statements, page 30

16.   We note your disclosure in the second sentence of the second paragraph that "neither [you] nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements." Please revise your disclosure to remove any implication that you disclaim responsibility for the disclosures contained in your prospectus.

The Rights Offering, page 31

Warrants, page 33

17.   Disclose in greater detail the terms of the warrant, for example:

   - whether, by a four-year warrant, you mean that the warrant is exerciseable immediately and up to four years after the date of issuance; and

   - whether each warrant entitles the holder to purchase one ordinary share, subject to adjustment in case of a share dividend, recapitalization, or the other circumstances specified in this section.

U.S. Federal Income Tax Considerations, page 39

18.   Please file an opinion regarding these tax matters. See Item 601(b)(8) of Regulation S-K. Please revise your disclosure to identify tax counsel and to include a summary of the opinion.

19.   Delete the language in the bold paragraph on page 39 telling holders that they should "rely solely upon" information regarding tax consequences from their own tax advisor. They are entitled to rely on the disclosure in this filing regarding the federal income tax consequences.

20.   Your disclosure throughout this section contains equivocal statements regarding the U.S. federal income tax consequences. As examples only, your disclosure indicates in the first full paragraph on page 40 that the Medis common stock "should be" treated…," in the second full paragraph that "our issuance of the Subscription Rights should be treated as a deemed dividend," and in the third full paragraph on page 40 that "the issuance of the Subscription Rights…should be a taxable event…," etc. (emphasis added). If counsel is unable to opine with certainty regarding a material federal tax consequence, revise your disclosure to explain why counsel cannot opine, describe the degree of uncertainty, and disclose possible outcomes and risks to investors of that tax consequence. Also provide appropriate risk factor disclosure.

Passive Foreign Investment Company Rules, page 43

21.   Describe the rules that permit a U.S. holder of "marketable stock" in a PFIC to make a "mark-to-market" election regarding that stock, and the consequences of such an election.

22.   Expand to discuss how your plans to become a medical device incubator company
        will affect the likelihood of being classified as a passive foreign investment
        company.

Israeli Tax Considerations, page 45

23.   An investor is entitled to know of the material Israeli tax consequences, and not
        just certain ones, regarding the ownership and disposition of your ordinary shares.
        Revise accordingly.

Use of Proceeds, page 49

24.   Revise to provide more guidance on how the proceeds will be used. The
        registrant should clearly explain what percentage or dollar amount will be
        allocated to the CellChip technology and what percentage or dollar amount will
        be allocated to launch your medical device incubator business. If you will use
        part of the proceeds to invest in your President and CEO's business, say so.

Determination of Subscription Price, page 49

25.   The first paragraph should be located under a separate descriptive caption, and the
        disclosure should make clear the steps the registrant will take to establish a
        trading market.

Capitalization, page 50

26.   Please clarify in the first bullet point that the $1,500,000 capital contribution that
        Medis has agreed to provide to you will be provided over an 18 month period on
        an as needed basis starting with the completion of your rights offering. Also,
        clarify whether this capital contribution will be in the form of cash or services or
        both.

Dilution, page 50

27.   You disclose under Note E to your financial statements that, historically, Cell
        Kinetics personnel have participated in the MTL 1999 Stock Option Plan. With a
        view towards revised disclosure, please tell us how the options for Medis
        Technologies ordinary shares granted to Cell Kinetics' employees will be treated
        in connection with the rights offering.

28.   Expand footnote 1 to your second table to briefly describe how you arrived at the
        amount of $46,000 as the total consideration paid by Medis El for the ordinary
        shares it has purchased.

Liquidity and Capital Resources, page 57

29.   You disclose on page F-18 that you are obligated to pay the University a royalty for a twenty year period beginning in 1995. If this agreement is expected to have a material impact on your results of operations or liquidity, please describe and quantify the known or expected impact the agreement will have on your financial statements under "Liquidity and Capital Resources". Please advise.

Our First Partner Company, page 72

30.   Expand to disclose how much you have paid to Dr. Ben-Arye to date. File any agreements relating to this acquisition, and describe the material terms thereof here.

Intellectual Property, page 73

31.   Please disclose the duration and effect of your patent.

2007 Share Incentive Plan, page 80

32.   Please file the equity incentive plan as an exhibit to your registration statement.

Corporate Governance, page 81

33.   Disclose whether the Israeli Companies Law requires a majority of your directors to be independent.

Security Ownership, page 91

34.   Disclose the number of your U.S. holders and the percentage of your ordinary shares held by them.

Enforceability of Civil Liabilities, page 97

35.   Please ensure that the consent filed by Meitar Liquornik Geva & Leshem Brandwein includes the consent to the use of its name in this section of your prospectus.

36.   Clarify whether, because of the factors listed in this section, an investor may find it difficult to enforce in an Israeli court a U.S. judgment based upon the civil liability provisions of the U.S. federal securities laws.

<u>Where You Can Find More Information, page 99</u>

37.   You disclose that you intend to furnish reports on Form 6-K containing <u>audited</u>
        financial information for the first three quarters of each fiscal year. Please
        confirm to us that you intend your Form 6-Ks to contain audited quarterly
        financial statements or revise your disclosure as appropriate.

<u>Financial Statements</u>

<u>Carve-Out Statements of Operations, page F-4</u>

38.   We note your presentation of basic and diluted net loss per share rounded to the
        third decimal place of a dollar. So as not to imply a greater degree of precision
        than actually exists, please revise your statement of operations to present earnings
        per share rounded to the nearest cent. Please also revise your disclosure in your
        footnotes and the Summary and the Selected Financial Data Tables accordingly.

<u>Note A – General Matters, page F-7</u>

<u>Note 1. Nature of Business, page F-7</u>

39.   Please revise to include a discussion of management's estimate of what your
        expenses would have been on a stand-alone basis if the subsidiary had operated as
        an unaffiliated entity. Refer to SAB Topic 1.B.1.

<u>Note 6. Goodwill, page F-9</u>

40.   You disclose that the goodwill "reflects the allocated portion of the difference
        between the purchase price and the value of net assets acquired by MTL in
        connection with MTL's acquisitions of minority interests." Please tell us more
        about the goodwill that has been allocated to CKL and your allocation
        methodology.

<u>Note E – Stockholders' Equity, page F-13</u>

41.   We note your issuance of 15,500,000 shares of your common stock to Medis El in
        July 2007. We also noted that you retroactively adjusted all per share data in the
        carve-out financial statements to reflect the issuance of these shares. Please tell
        us why you believe such retroactive presentation is appropriate. Cite the
        accounting guidance upon which you based your accounting.

42.   We note that you provide on page F-17 the average fair value of each option
        granted in 2004 and 2005, stating that none of the options were granted above or

below market price. Please reconcile this statement with your disclosure on page F-14 which appears to indicate that the options were issued in 2004 to employees and directors at exercise prices below the fair value at the date of grant.

<u>Item 9. Undertakings, page II-3</u>

43.   Please expand this section to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

<u>Signatures, page II-6</u>

44.   Please have the registration statement signed by your controller or principal accounting officer and your authorized representative in the United States. Refer to the Instructions to Signatures on Form F-1.

<u>Exhibits</u>

45.   Please note that we may have additional comments after you file all exhibits and fill in the blanks currently in your draft.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ira A. Roxland, Esq.